Exhibit 99.1

Brooge Energy Ltd CEO Provides Update on Operations and Company Vision in Open Letter to Shareholders

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The Board of Directors, as fiduciaries of Brooge Energy Ltd and in the best interests of the Company, has chosen to temporarily delay issuance of its first dividend, based on market conditions during this period of global economic volatility and uncertainty

NEW YORK, April 13, 2020 (GLOBE NEWSWIRE) -- Brooge Energy Limited (“Brooge Energy” or the “Company”) (NASDAQ: BROG), a midstream oil storage and service provider strategically located outside the Strait of Hormuz, adjacent to the Port of Fujairah in the United Arab Emirates (“UAE”) through its wholly-owned subsidiary Brooge Petroleum and Gas Investment Company FZE (“BPGIC”), today issued a letter to its shareholders from its Chief Executive Officer, Nicolaas L. Paardenkooper.

Dear Shareholders,

2020 is set to be a significant year for Brooge Energy as we expect to increase our storage capacity, accelerate revenue growth and further entrench our position as a leading oil storage provider in the Port of Fujairah, UAE, one of the largest global oil export hubs.

Since listing on NASDAQ in late December 2019, we have been working hard toward our goal of more than doubling our oil storage capacity to 1,000,585 m3 (6.3 MMBbls), which is expected to drive significant revenue growth starting at the end of this year. While we are excited about what this means for the business, we recognize that we are living through historic and extremely volatile times, with the effects being felt across international trade, the oil sector and capital markets, requiring companies across the world to embrace more prudent and conservative approaches to near-term business planning. We are committed to adapting to the extraordinary events of recent weeks to ensure Brooge Energy is well positioned to continue its strategy to build shareholder value over the next several years. We are certainly aware that the terminal industry is seeing strong demand; and other industry leaders have recently made public comments about the renewed search for oil storage. However, due to value at risk shock, the credit market has deteriorated at a time when the Company is in expansion mode. Therefore, as a precautionary measure, and to prudently preserve cash, Brooge Energy has decided to temporarily delay the issuance of dividend.

As mentioned in our earlier press release, our existing Phase I facility is currently operating ‘business as usual’. Looking ahead, our near-term priority is to complete construction of our Phase II facility, and to conclude the Front End Engineering Design (“FEED”) process of our phase 3 expansion with up to 3.5 Million M3 storage capacity in Fujairah.

To ensure these plans stay on track, it is vital that we keep a strong financial foundation as we build our leadership position and navigate prudently through the current extremely volatile global economic environment resulting from the COVID-19 pandemic whereby countries around the world are locked down. This is an extremely uncommon situation that most of us have never experienced in our lifetimes. While our business model is extremely resilient and is expected to continue to remain so, we recognize the need for a prudent approach to cash expenditure given the uncertainty in the market. For this reason, the Board of Directors, as fiduciaries of Brooge Energy, has decided to temporarily delay the issuance of the dividend, which was initially planned for Q1 2020, in the best interest of the Company as a result of the global crises that all businesses currently face. We are monitoring the ongoing situation closely and it is the intention of the Board of Directors and management to reinstate our quarterly dividend when this short-term global crisis has subsided.

While we are extremely disappointed to delay the issuance of our first dividend, our management team and Board of Directors believe this is the most financially prudent strategy at this time to reduce our exposure to the volatile capital markets and to proactively prepare our Company to remain robust in the long-term. We did not make this decision lightly, and have done so only in light of the significant and still evolving impacts of the global pandemic in order to maintain financial discipline and flexibility as we consider the capital requirements to advance our growth strategy.

We remain committed to our long-term vision and achieving its associated company goals and are diligently working towards fulfilling it as a management team and board.

Sincerely,

Nico Paardenkooper
Chief Executive Officer

About Brooge Energy Limited

Brooge Energy, formerly Brooge Holdings Limited, conducts all of its business and operations through its wholly-owned subsidiary Brooge Petroleum and Gas Investment Company FZE (“BPGIC”), a Fujairah Free Zone Entity. BPGIC is a midstream oil storage and service provider strategically located outside the Strait of Hormuz adjacent to the Port of Fujairah in the United Arab Emirates. BPGIC’s oil storage business differentiates itself from competitors by providing its customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. For more information please visit www.broogeholdings.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning BPGIC’s and Brooge Energy’ expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) the ultimate geographic spread, duration and severity of the coronavirus outbreak and the effectiveness of actions taken, or actions that may be taken, by governmental authorities to contain the outbreak or ameliorate its effects; (2) BPGIC’s ability to obtain financing for Phase III on commercially reasonable terms; (3) BPGIC’s ability to negotiate and enter into development and offtake agreements on commercially reasonable terms; (4) the results of technical and design feasibility studies; (5) the loss of any end-users; (6) changes in customer demand with respect to ancillary services provided by BPGIC including throughput, blending, heating, and intertank transfers; (7) BPGIC’s ability to effectively manage the risks and expenses associated with the construction of Phase II, Phase III and other growth and expansion projects; and (8) other risks and uncertainties indicated from time to time in filings with or submissions to the SEC by Brooge Energy. Readers are referred to the most recent reports filed with or furnished to the SEC by Brooge Energy. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact
KCSA Strategic Communications
Valter Pinto / Elizabeth Barker
+1 212-896-1254 or +1 212-896-1203
BROG@kcsa.com
Investor.relations@bpgic.com